Exhibit 1.01

Discovery Laboratories, Inc.

May 21, 2015

Conflict Minerals Report

For the Year Ended December 31, 2014

This report for the year ended December 31, 2014 is presented to comply with Rule 13p-1 and Form SD (collectively, the “Rule”) promulgated under the Securities Exchange Act of 1934, as amended.  The Rule was adopted by the Securities and Exchange Commission (“SEC”) to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (“Dodd-Frank Act”).  The Rule imposes certain reporting obligations on SEC registrants whose manufactured products contain conflict minerals which are necessary to the functionality or production of their products.  Conflict Minerals are defined as cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum, tungsten, and gold2.

I.	Company Overview

Discovery Laboratories, Inc. is a specialty biotechnology company focused on developing aerosolized KL4 surfactant therapies for respiratory diseases.  The Company’s technology platform includes a novel synthetic peptide-containing (KL4) surfactant that is structurally similar to pulmonary surfactant, and proprietary drug delivery technologies being developed to enable efficient delivery of aerosolized KL4 surfactant.  Our first KL4 surfactant drug product, SURFAXIN® (lucinactant) Intratracheal Suspension for the prevention of respiratory distress syndrome (RDS) in premature infants at high risk for RDS, was approved by the U.S. Food and Drug Administration in 2012.

AEROSURF® is an investigational combination drug/device delivery system that combines our KL4 surfactant with our proprietary capillary aerosol generator, which we are developing to treat RDS in premature infants.

We made available to hospitals that purchased SURFAXIN a WARMING CRADLE® dry-block heater, which is listed with the FDA as a Class I, exempt laboratory device.  WARMING CRADLE devices warm drug vials at the temperature and for the time designated in the SURFAXIN prescribing information.  In mid-April 2015, we determined that the commercialization of SURFAXIN would require more capital and resources than expected.  To preserve our capital and focus our resources on our AEROSURF® development program, after assessing potential strategic alternatives, we implemented a plan to cease the commercialization of SURFAXIN. As a result, we no longer plan to make WARMING CRADLE devices available commercially and are seeking recovery of the devices that were distributed previously.

We have developed a disposable aerosol-conducting airway connector for infants that is intended to simplify the delivery of aerosolized medications (including our aerosolized KL4 surfactant) and other inhaled therapies to critical-care infants requiring ventilatory support.  This device introduces aerosolized medications directly at the patient interface and minimizes the number of connections in the ventilator circuit.  We have registered this device as a Class I, exempt medical device in the United States under the name AFECTAIR®.  We have determined to reserve AFECTAIR for use with our AEROSURF system and aerosol development program and no longer plan to make this product available commercially.

2 For a more complete definition, see Rule 13p-1 under the Securities Exchange Act of 1934, as amended.

We contract with third parties to manufacture our AEROSURF, AFECTAIR, and WARMING CRADLE devices. We have determined that our AFECTAIR device does not contain any conflict minerals.

II.	Due Diligence and Reasonable Country of Origin Inquiry Process and Results

In 2014, we contacted the manufacturers of each of our AEROSURF device and WARMING CRADLE device and requested that they inform us as to whether those devices contain conflict minerals and, if so, to complete a Reasonable Country of Origin (“RCOI”) questionnaire for each identified conflict mineral.

We received from our AEROSURF device manufacturer bills of materials that set forth all of the components of the AEROSURF device, identifying which of those components contain conflict minerals.  The AEROSURF manufacturer also provided us contact information for the vendors of the AEROSURF components.  We made inquiry of those vendors and received information regarding the presence of conflict minerals in the AEROSURF components from some, but not all, of the vendors.  We will continue to work with the vendors who have not yet provided information concerning the components they supplied to our manufacturers in order to determine the presence of conflict minerals in those components, and with respect to any such components that contain conflict minerals, their origin.

Following receipt of our RCOI questionnaire, the manufacturer of our WARMING CRADLE device provided us documentation evidencing that we had completed the purchase of all of the components containing conflict minerals included in all of the WARMING CRADLEs prior to January 31, 2013.  In addition, we did not have any WARMING CRADLEs manufactured in 2014 and will not have any WARMING CRADLEs manufactured in the future.  Accordingly, the conflict minerals included in those WARMING CRADLEs are not subject to the Rule for this 2014 Report.

III.	Conclusion

Based on our evaluation as described above, while we have concluded that the AEROSURF device is the only product that we manufactured in 2014 that contains conflict minerals that are subject to reporting on Form SD, at this time we are not certain whether any such conflict minerals may have originated in the Covered Countries or from recycled or scrap sources.  We will continue to work with our manufacturers and their vendors to gather additional information regarding the presence of conflict minerals in our products and the origin of such conflict minerals.